MAR 2 4 2011

11019218

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5/A
# PART III

| SEC FILE NUMBER |
|---|
| 8- 18812 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 High Street, 6th Floor
(No. and Street)

Boston, MA 02110
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Reilly 617-482-8780
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Samet & Company, PC
(Name – *if individual, state last, first, middle name*)

1330 Boylston Street, Chestnut Hill, MA 02467
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Michael J. Reilly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Corby Capital Markets, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAVID F. PENDERGAST
Notary Public
Commonwealth of Massachusetts
My Commission Expires
October 31, 2014

Michael J. Reilly
Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Reconciliation between the focus report revenue and expenses and the annual audits.

CORBY CAPITAL MARKETS, INC.

## COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
**Year Ended December 31, 2010**

| | | | |
|---|---|---|---|
| Net capital: | | | |
| Stockholder's equity | | $ | 1,621,808 |
| Deductions and charges: | | | |
| Nonallowable assets: | | | |
| Interest receivable | $ | 2,875 | |
| Prepaid expenses and other current assets | | 66,622 | |
| Property and equipment (net) | | 22,167 | |
| Due from related party | | 17,933 | |
| Deferred income taxes | | 254,100 | |
| Notes receivable - related party | | 100,000 | 463,697 |
| Net capital before haircuts on securities positions | | | 1,158,111 |
| Haircuts on securities: | | | |
| Trading and investing securities: | | | |
| Debt securities | | 40,388 | 40,388 |
| Net capital | | $ | 1,117,723 * |
| Aggregate indebtedness: | | | |
| Deferred income taxes | | $ | 5,500 |
| Accounts payable | | | 3,504 |
| Accrued expenses | | | 120,823 |
| | | $ | 129,827 |
| Computation of basic net capital requirement: | | | |
| Minimum net capital required | | $ | 8,655 |
| Minimum dollar net capital required | | | 100,000 |
| Net capital requirement | | | 100,000 |
| Excess net capital | | $ | 1,017,723 |
| Excess net capital at 100% | | $ | 1,104,740 |
| Percentage of aggregate indebtedness to net capital | | | 12% |

* The net capital as reported in the Company's part II (unaudited) focus report agrees to the audited net capital as reported above. As such, no reconciliation is necessary at December 31, 2010.

**CORBY CAPITAL MARKETS, INC.**
**RECONCILIATION BETWEEN FOCUS REPORTED REVENUE AND EXPENSES AND THE ANNUAL AUDIT**
**Year Ended December 31, 2010**

| | Focus Report | Audited Report | Difference |
|---|---|---|---|
| Total revenue | $ 2,085,429 | $ 2,144,915 | $ (59,486) |
| | | | |
| Total expenses | $ 2,040,567 | $ 2,067,950 | $ (27,383) |
| Provision for income taxes | - | 32,100 | (32,100) |
| Rounding | - | 3 | (3) |
| | $ 2,040,567 | $ 2,100,053 | $ (59,486) |

The difference in revenues as reported on the unaudited focus report and the revenues as reported in the annual audited financial statements relates to the classification of underwriting expenses, which were netted with revenues on the focus report, but presented gross on the audited financial statements.